Filed by: Foster Wheeler Ltd., Foster Wheeler LLC

Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2 and Rule 13e-4 of the
Securities Exchange Act of 1934

Subject Companies: FW Preferred Capital Trust I, Foster Wheeler Ltd.,
and Foster Wheeler LLC

Registration Statement No. 333-107054 Registration Statement No. 333-117244

        Investors and security holders are urged to read the following documents filed with the SEC, as amended from time to time, relating to the proposed exchange offer because they contain important information: (1) the registration statement on Form S-4 (File No. 333-107054, which incorporates the registration statement on Form S-4 (File No. 333-117244)) and (2) the Schedule TO (File No. 005-79124). These and any other documents relating to the proposed exchange offer, when they are filed with the SEC, may be obtained free at the SEC's Web site at www.sec.gov. You may also obtain each of these documents for free (when available) from Foster Wheeler by directing your request to: John A. Doyle; e-mail john_doyle@fwc.com; telephone 908-730-4270; and address Foster Wheeler Inc., Perryville Corporate Park, Clinton, NJ 08809-4000.

        The foregoing reference to the proposed registered exchange offer and any other related transactions shall not constitute an offer to buy or exchange securities or constitute the solicitation of an offer to sell or exchange any securities in Foster Wheeler Ltd. or any of its subsidiaries.

#    #    #

August 2004

Dear Foster Wheeler Trust Preferred Security Holder:

As chairman, president and chief executive officer of Foster Wheeler, I am writing to you to ask that you give the equity for debt exchange offer that we launched on June 11, 2004 your serious consideration.

The exchange offer expires on August 30, 2004, unless extended.

I believe that this equity for debt exchange offer, along with an investment of $120 million in Foster Wheeler by a group of investors, is a critical step towards improving the company's financial and competitive position.

Our company has over $1 billion of debt, and we believe the exchange offer is the best way for Foster Wheeler to reduce its debt and return us to a stronger position in the marketplace.

Over the past few months, you have received several large packages of materials from Foster Wheeler relating to the equity for debt exchange offer. I encourage you to review these materials and/or contact your broker.

In order to satisfy the conditions of the exchange offer, holders of at least 75% of the trust preferred securities must tender their securities.

I would like to emphasize the absolute importance of achieving the debt reduction that results from meeting or exceeding the minimum participation levels for those securities participating in the exchange offer.

As of the time of this letter, we have not met the 75% minimum participation threshold in respect of the trust preferred securities.

Once again, I ask that you give this exchange offer your consideration.

Should you have any questions, please contact your broker or investment advisor. You may also contact Georgeson Shareholder Communications at (800) 891-3214.

Thank you for your time.
Very truly yours,
/s/ RAYMOND J. MILCHOVICH Raymond J. Milchovich Chairman, President and Chief Executive Officer Foster Wheeler Ltd.